GLS Global Assets Ltd.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

02028249

02 APR -3 AM 8:

SUPPL

March 4, 2002

Office of International Corporate
Securities & Exchange Committee
450 – 5th Street N.W.
Washington, D.C.
USA 20549

Dear Sir/Madam:

Re: GLS Global Assets Ltd.
File #82-1644

Please find enclosed for your records a copy of a News Release which was delivered today to the Canadian Venture Exchange and disseminated through the news channels.

Yours sincerely,

S. Cedric Steele,
President

PROCESSED
APR 19 2002
THOMSON
FINANCIAL P

SCS/tb
Encl.

dlw 4/9

GLS Global Assets Ltd.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

NEWS RELEASE
#02-116

FOR IMMEDIATE RELEASE
March 4, 2002
12G Exemption 82-1644

GLS Estore Builder added to canada.com shopping portfolio

Vancouver, B.C.
GLS Global Assets Ltd. (GLO-CDNX) announced today an agreement with CanWest Interactive, a subsidiary of CanWest Global, to launch electronic storefront commerce products on the shopping channel of the canada.com network.

Businesses that are listed in canada.com's existing shopping directory will now have the ability to create web sites, including web sites with catalogue and e-payment capability.

"We are happy to be broadening the scope of the canada.com shopping channel," said Joe Wozny, Managing Director, of CanWest Interactive. "The ability to provide a simple, turnkey solution for businesses that want to sell their products to canada.com customers was a definite consideration when building our relationship with GLS."

GLS Global Assets Ltd. President and CEO, Cedric Steele said "We are very excited about our new relationship with canada.com. The GLS Estore Builder will provide canada.com customers with a solution that benefits both businesses and consumers with their purchases on the web."

To access the GLS Global Assets Ltd., go to http://www.glsglobal.com

Headquartered in Canada, GLS Global Assets Ltd is an innovative software solutions developer, providing applications targeted toward giving businesses the ability to take advantage of the constantly changing opportunities provided by the Internet. GLS Global Assets Ltd is a publicly traded company, trading on the CDNX under the symbol 'GLO'. GLS Global Assets Ltd. continues to expand and explore further opportunities in the emerging interactive and media markets.

To access the canada.com site, go to http://www.canada.com

CanWest Global Communications Corp. (NYSE: CWG; TSE: CGS.S and CGS.A; www.canwestglobal.com) is an international media company. CanWest, now Canada's largest publisher of daily newspapers owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom. The Company's program production and distribution division and interactive media division operate in several countries throughout the world.

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For further information:

S. Cedric Steele
President, GLS Global Assets Ltd
(250) 388-6258

Dave Clement
Product Manager, CanWest Interactive
(604) 742-8873

Respectfully submitted on behalf of the Board.

S. Cedric Steele, President

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